FEDERATED PROJECT AND TRADE FINANCE TENDER FUND

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

October 17, 2016

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED PROJECT AND TRADE FINANCE TENDER FUND (the “Fund” or “Registrant”)

1933 Act File No. 333-212613

1940 Act File No. 811-23174

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided on August 18, 2016 on its Form N-2 Initial Registration Statement, submitted on July 21, 2016. As indicated below, certain comments will be addressed in Pre-Effective Amendment No. 1, which is anticipated to be filed on or around the week of October 24, 2016 and which will also include certain audited financial information to the Registration Statement. The Registrant intends to formally request acceleration of effectiveness of the Registration Statement as soon as practicable in November 2016.

For your convenience, we have repeated below each comment in your comment letter, followed by the response thereto. Capitalized terms have the same meaning as in the Registration Statement, unless otherwise indicated. Underlined disclosure reflects new changes and disclosure with strike through reflects deletions.

General

Comment 1: The Fund’s proposed name, Federated Project and Trade Finance Fund, implicates Rule 35d-1. Currently you provide an 80% policy tied to trade finance related securities; however your definition is imprecise due to the reference to “or related assets of companies or other entities (including sovereign entities) located primarily in or having exposure to global emerging markets …” It is unclear how being located in or having exposure to a global emerging market qualifies an investment as a trade finance related security. Please advise or revise as necessary.

Response: The Fund has reviewed its 80% policy and believes it is appropriate and consistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”). The Fund’s 80% policy, consistent with its name, is tied to “trade finance related securities” which are defined to mean “trade finance, structured trade, export finance, import finance and project finance or related assets of companies or other entities (including sovereign entities) located primarily in or having exposure to global emerging markets.” The reference to global emerging markets is not an indication of a type of investment but rather merely reflects the nature of these investments and the fact that the vast majority of the Fund’s investments will be located in emerging markets countries because emerging economies are dependent on trade financing as an instrument of growth.

Comment 2: Please confirm whether you will include derivatives for purposes of determining compliance with your 80% policy. If you will, then please tell us how you will value derivatives for this purpose. In this regard please note the staff’s position is that the marked to market value should be used.

Response: The Fund supplementally confirms that derivatives will be included for purposes of determining compliance with its 80% policy. As a general matter, the fund values derivatives for purposes of calculating its net asset value in a manner consistent with valuation policies and procedures approved by the Fund’s Board of Trustees. The Fund values derivatives at their market price, or if no market price is available, at fair value according to generally accepted accounting principles and the Fund’s valuation policies and procedures, which typically would reflect net value, rather than notional value. However, for purposes of calculating the Fund’s assets for purposes of compliance with its 80% names rule test, there are cases when the Fund will use notional value. In particular, the Fund believes that notional value may be more appropriate when derivatives are used to establish synthetic positions with economic exposures similar to that provided by direct investment in securities (in lieu of physical positions).

Comment 3: Your name references project and trade finance. These appear to be two different investment concepts with unique risk/return profiles and investment characteristics. Please revise your investment strategy and risk disclosure to more clearly describe and differentiate these investments, including, if applicable, how you will allocate the portfolio between project and trade finance. Please discuss the types of projects you will invest in. Also, to the extent your investment analysis and criteria are different with respect to project finance this should be addressed as well.

Response: The Fund has reviewed its disclosure and believes that risks disclosed address with specificity the types of project and trade finance investments the Fund intends to invest in and how the Fund will be managed. However, in response to the Staff’s comment, the Fund has added the following disclosure under “Investment Objective and Strategies”:

The Fund pursues its investment objective primarily by investing in trade finance, structured trade, export finance, import finance and project finance or related assets of companies or other entities (including sovereign entities) located primarily in or having exposure to global emerging markets (“trade finance related securities”). Trade finance transactions refer to the capital needed to buy or sell, or import or export, products or other tangible goods. Project finance transactions are typically used to build something tangible or to expand existing plant capacity to produce more goods for trade; and the Fund typically invests in project finance deals when the project has been largely completed and goods are being produced for export (i.e., transactions are of a short-term nature).

Prospectus cover page

Comment 4: Please disclose the amount of securities being offered. See Item 1.1.c of Form N-2.

Response: The Fund is continuously offered pursuant to Rule 415 under the Securities Act of 1933 and, unlike traditional closed-end funds, does not intend to offer its shares in an initial public offering. The Fund supplementally confirms that it will register additional shares in a subsequent pre-effective amendment.

Comment 5: Please revise the cover page table to include information as to all securities being registered, as requested by Item 1.1.g of Form N-2. Also, please confirm that you have reviewed the instructions, particularly Instructions 3 and 6 to Item 1.1.g as it relates to underwriting discounts and offering costs and, if necessary, revise your disclosure.

Response: The Registrant confirms that it has reviewed the requirements of Item 1.1 and the instructions thereto and believes that it has complied with the requirements thereto. However, in response to the Staff’s comment, although the Registrant does not intend to impose a sales load, it will add a “maximum sales load as a percentage of purchase amount” column to the cover page, consistent with the table shown in Item 1.1. The table will reflect “None” under such sales load column.

Comment 6: We note your statement that you seek to provide investors with a portfolio with low volatility and low correlation to several markets, including commodities. Elsewhere you suggest you will engage in project finance-related activities in emerging markets. Given the historical link between commodities and some emerging markets, please provide the factual basis for implying the fund will have low correlation to commodities markets.

Response: The Fund’s investment adviser has conducted internal analysis and believes that the disclosure is appropriate. Among other things, the investment adviser bases such statement on its management of a registered open-end fund, which has a substantially identical strategy and which has been in operation since 2009 (the “Federated Project and Trade Finance Core Fund”).

Comment 7: On the cover page you indicate that proposed transactions are evaluated based on their ability to mitigate risks. Please explain to us how proposed transactions can mitigate risks.

Response: Supplementally, the Fund seeks to mitigate risks through a number of techniques such as collateral management of the goods, permanent control of the title over the goods, ring-fenced cash flows, and trade credit insurance. In addition, the process adheres to a consistent “Investor/Lender Objective” in which the Adviser seeks to identify risks and use collateralization and risk mitigation to seek to reduce risks. Proposed transactions are evaluated by their ability to mitigate risks (i.e., how the structure of the transactions addresses the risks involved in the transactions) including, but not limited to: country, production, quality, market, operational and payment issues risks, commodity, price, environmental and legal. Documentation of transactions is also examined closely.

Comment 8: Please provide prominent cover page disclosure that:

•	The Fund’s shares will not be listed on an exchange;
•	It is not anticipated that a secondary market will develop, and;
•	An investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

Response: The requested changes have been incorporated into the Fund’s Pre-Effective Amendment No. 1 filing.

Prospectus Summary

Comment 9: Please revise your Summary to briefly address material offering terms such as the number of shares being offered, offering price, investor qualifications and minimums, and the offering duration.

Response: In response to the Staff’s comment, the section labeled “THE OFFERING” in the Summary section of the Prospectus has been revised as follows:

The Fund continuously offers and sells shares of beneficial interests (the “Shares”). Investors who purchase Shares in the offering, and other persons who acquire Shares and are admitted to the Fund by its Board of Trustees (each individually a “Trustee” and collectively the “Board”), will become shareholders of the Fund (the “Shareholders”). The Fund currently intends to accept purchases of Shares as of the last business day of each calendar month, following 30 calendar days’ advance notice, which may be waived at the discretion of the Board, or at such other times as may be determined by the Board. All Shares are sold at the most recently calculated net asset value per Share as of the date on which the purchase is accepted. The minimum initial investment in the Fund by any investor is $500,000, and the minimum additional investment in the Fund is $25,000. The minimum investment amounts may be reduced or waived. See “Purchase Terms.” At the discretion of the Board and provided that it is in the best interests of the Fund and Shareholders to do so, the Fund intends to provide a limited degree of liquidity to the Shareholders by conducting repurchase offers generally quarterly. In each repurchase offer, the Fund may offer to repurchase its Shares at their NAV as determined quarterly each year. See “Repurchases and Transfers of Shares.”

Supplementally, the Fund notes that the Fund does not impose additional investor qualification requirements. In addition, the Fund is a continuously offered tender offer fund and, unlike a traditional closed-end fund, is not registering a limited number of shares in an initial public offering; rather, like an open-end fund, the Fund intends to offer its shares continuously as described in the Registration Statement.

Comment 10: On page one you state the Adviser believes trade finance is a risk mitigated asset class. Please provide the factual basis for this belief. Also, because you also reference project finance in your 80% policy, please clarify whether you believe project finance is similarly risk mitigated.

Response: The International Chamber of Commerce (“ICC”) has published data that discuss the risk characteristics of short-term trade finance products, with transactional default rates ranging in average from 0.01% for export letters of credit to 0.22% for loans for import/export from 2008-2014. In order to further mitigate risks, banks and other participants in trade finance activities put in place robust processes, checks and balances and appropriate structures. The risks are controlled and monitored as part of regulatory requirements and in many cases will have capital set aside by banks to help further mitigate the risk. In addition, certain instruments that are part of such transactions, including Performance Guarantees or Performance Standby letters of credit, mitigate potential distrust between transacting parties. Moreover, trade obligations are generally viewed in the industry as high priority and are often settled before other obligations in times of crisis. Project finance instruments, although of a short-term nature and therefore less susceptible to these risks, resemble trade finance.

Comment 11: Please revise your summary to address key deal terms, such as the number of shares being offered, the offering price and investment minimums.

Response: Consistent with Registrant’s response to Comment #9, additional disclosure has been added, as appropriate.

Comment 12: We note the reference on page four and elsewhere to risks associated with investing in emerging markets. To assist investors in understanding the magnitude of the risk, please revise to quantify, using an appropriate range, the degree to which your portfolio will typically be exposed to emerging markets.

Response: As previously discussed in Comment #1, due to the nature of the Fund’s investments, it is currently anticipated that the Fund’s portfolio will be invested significantly in emerging market countries. In response to the Staff’s comment, the following disclosure has been added under “Investment Objective and Strategies”:

Under normal circumstances, the Fund anticipates that, initially, approximately 75% or more of its assets may be invested in trade finance related securities of companies or other entities (including sovereign entities) located primarily in or having exposure to global emerging markets.

Comment 13: On page four you indicate that emerging market loans are “often” below investment grade or unrated. If your investments will primarily be in junk-rated loans, or its equivalent, please disclose prominently and clearly.

Response: In response to the staff’s comment, the Fund has revised its disclosure as follows: “Emerging market loans are often unrated but may also be below investment grade (or “junk” investments) ~~or unrated~~.”

Comment 14: Please revise the event risk header on page four to be more descriptive with respect to the paragraph’s contents.

Response: The Registrant has changed the “Event Risk” header to “Transportation and Warehousing Risk” where applicable.

Comment 15: On page seven you indicate the Adviser attempts to manage currency risk by limiting the amount the Fund invests in securities denominated in a particular currency. If this is a principal part of the investment strategy or portfolio construction process, revise to address it in an appropriate location.

Response: The Fund notes that managing currency risk is not a principal part of the investment strategy because almost all of the investments in which the Fund expects to invest are U.S. Dollar denominated.

Comment 16: Please clarify the minimum amount of proceeds necessary to achieve sufficient operational scale and portfolio diversification. Please explain to investors the risks if you are unable to raise the necessary minimums.

Response: Supplementally, the Fund anticipates that it will be able to be invested in accordance with the Fund’s investment objectives and policies within three months after launch. The Fund has reviewed its disclosure in this regard and believes that it is reasonable and appropriate. Among other things, under the section labeled “Use of Proceeds,” the Fund discloses that “[i]nvestors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objectives and policies, the Fund would earn interest income at a modest rate. If the Fund’s investments are delayed, the first planned distribution could consist principally of a return of capital.”

Summary of Fund Expenses, page 9

Comment 17: We note you present management fees as .50% in your fee table. On page 23 you indicate the advisory fee is based on managed assets. To assist in comparisons, we believe the management fee presentation in the table should be based on net assets, please confirm your intention to present the fee based on net assets in the fee table.

Response: The Registrant confirms that the management fee presented in the fee table is based on net assets. References to the management fee being based on managed assets have been revised.

Comment 18: We note you include .02% in acquired fund fees and expenses in your fee table. Currently your strategy and risk disclosures do not address your proposed investments in other investment funds. Please revise your disclosure to address these activities or explain why no revision is necessary.

Response: The Fund respectfully notes that it currently already discloses its proposed investments in other investment funds. See “Investing in Securities of Other Investment Companies” in the Prospectus.

Comment 19: If the Fund intends to use leverage, please revise the fee table consistent with the requirements of Item 3 of Form N-2.

Response: The Fund confirms that it does not intend to use leverage.

Comment 20: Please confirm that the fee limit termination date will be at least one year from the effectiveness date. Also, please confirm that the fee limit is only reflected in the expense example for its initial duration.

Response: The Registrant confirms that, as disclosed in Footnote 2 to the Fee Table, the proposed fee waiver termination date will be at least one year from its effectiveness date. In addition, the Registrant notes that the Example is based upon the 1.34% “Total Annual Fund Operating Expenses” disclosed in the Fee Table, not the “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursements.” Accordingly, the fee waiver shown in the Fee Table is not factored into the Example for any of the years disclosed (i.e., the performance shown is lower than if the waiver were included).

Investment Objectives and Policies, page 10

Comment 21: On page 10 and elsewhere you indicate that your investments may include facilities for pre-export finance, letters of credit and other documentary credits. We also note the reference to contract frustration and trade credit indemnity. Please tell us more about your intentions to engage in these activities. In this respect we are particularly concerned about the potential creation of unfunded commitments to lend and how you will comply with the requirements of the Investment Company Act with respect to leverage. Please ensure your response addresses this and any other material regulatory issues arising from your proposed activities.

Response: The Fund strategy invests only in funded letters of credit and other instruments that do not create unfunded commitments to lend. Accordingly, there is no implication of the SEC and Staff positions with respect to the use of leverage or asset segregation relating to assets that create a future payment obligation of the Fund.

Comment 22: We note the statement that you may use derivatives for various purposes. Please ensure that the disclosure accurately describes your use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response: The Registrant confirms that the Fund has considered its derivatives disclosure in light of the July 2010 letter from Barry D. Miller to the Investment Company Institute regarding derivatives-related disclosures by investment companies and respectfully submits that its disclosure is appropriate.

Comment 23: Please revise to discuss the credit and maturity profiles of the various types of notes you will invest in principally. In addition, please address your duration strategy to the extent appropriate.

Response: In response to the Staff’s comment, the Fund has revised its “Investment Objective and Strategies” disclosure by adding the following language as a new third paragraph:

Under normal circumstances, the Fund intends to hold its positions through to maturity. The Fund’s investments in trade finance related securities are often unrated but may also be below investment grade (or “junk” investments).

Comment 24: Please revise to address the extent to which you will invest in unsecured obligations.

Response: The substantial majority of Fund’s anticipated holdings will be secured; it is currently anticipated that approximately 20% of those will be of unsecured.

Comment 25: On page 12 under “Pre-payment agreement” you indicate the source of pay-back is through the future export of goods. If payment is ultimately dependent on collections from the end purchaser, revise to clarify.

Response: The Registrant confirms that payment is ultimately dependent on collections from the end purchaser and will revise that disclosure accordingly.

Comment 26: Please clarify the discussion under loan assignments and participations to address any limitations applicable to your investments in assignments and participations. For example, if you will not be able to enforce the contract directly against the borrower in the event of non-payment, state so.

Response: In response to the Staff’s comment, the disclosure has been revised as follows:

Trade finance related loans and other loan assignments and participations. The Fund expects primarily to purchase trade finance loans and other loans by assignment, transfer or novation from a participant in the original syndicate of lenders or from subsequent holders of such interests. When a loan is assigned, transferred or novated, the Fund generally is a lender of record on the loan agreement and has full voting rights per the loan agreement. The Fund may also purchase participations on a primary basis from a mandated lead arranger during the formation of the original syndicate making such loans. Loan participations typically represent direct participations in a loan to a corporate or other borrower, and generally are offered by banks or other financial institutions or on behalf of themselves or the lending syndicate. The Fund may participate in such syndications, or can buy part of a loan, becoming a part lender. When purchasing loan participations, the Fund assumes the credit risk associated with the corporate or other borrower and may assume the credit or counterparty risk associated with an interposed bank or other financial intermediary. In addition, the Fund will be subject to the requirements of each loan agreement, which may differ. Typically, however, taking action under a loan agreement requires action by more than one lender and, generally, no one lender, unless they are at least a majority lender, can act unilaterally.

Risk Factors, page 16

Comment 27: Please revise the first paragraph to indicate investors could lose some, or all, of their money.

Response: The Registrant will add the following language to the beginning of that paragraph: “An investment in the Fund involves investment risks. Therefore, it is possible to lose some or all of your money by investing in the Fund.”

Federal Income Tax Matters, page 24

Comment 28: On page 25 you disclose

“The Fund believes that substantially all of its investment strategies will generate qualifying income for purposes of the Fund meeting the requirements for treatment as a RIC under current federal income tax law. Interest received by the Fund in connection with its trade finance investments will be qualifying income for purposes of such requirements, but income from engaging in lending or other business activities would not be qualifying income. The Fund must take into account the distinction between these types of income in structuring its participation in trade finance investments.”

Please revise your disclosure to clarify the key distinctions between these two types of income for purposes of the qualifying income test. Also, please provide the basis for your belief that substantially all of your strategies will generate qualifying income.

Response: The Fund’s disclosure has been revised to clarify the key distinctions between the two types of income, as follows:

“The Fund must derive in each taxable year at least 90% of its gross income from the following sources (i.e., qualifying income): (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived from interests in “qualified publicly traded partnerships” (as defined in the Code).

...

The Fund believes that substantially all of its investments ~~strategies~~ will generate qualifying income for purposes of the previously-mentioned 90% gross income requirement ~~Fund meeting the requirements~~ for treatment as a RIC under current federal income tax law. Interest received by the Fund in connection with its trade finance investments will, by definition, be qualifying income for purposes of such requirements, but income from loan origination ~~engaging in lending~~ or other business activities would not be qualifying income. The Fund must take into account the distinction between these types of income to ensure when ~~in~~ structuring its participation in trade finance investments that amounts received are for the use of money, not payment for services.”

Supplementally, as previously noted, the Fund’s adviser has been managing the Federated Project and Trade Finance Core Fund and believes that substantially all investments will generate qualifying income, as indicated in the revised disclosure above.

Description of Capital Structure, page 26

Purchase Terms, page 27

Comment 29: We note the statement that investors must submit a completed purchase agreement prior to the applicable purchase date. Please file a copy of the agreement as an exhibit.

Response: The Registrant will change the term “purchase agreement” to “application.” The Fund respectfully believes that it is not required to file the account opening application that investors must complete to invest in the Fund.

Comment 30: Please revise your disclosure to state how frequently you will calculate NAV and to indicate clearly what NAV purchasers will receive. In this respect we note disclosure on page 27 that “[s]hares are issued at the most recently calculated net asset value per share prior to the date of issuance” appears inconsistent with other statements that “[a]ll Shares are sold at the most recently calculated net asset value per Share as of the date on which the purchase is accepted. Please clarify as appropriate.

Response: The Fund has reviewed its disclosure and confirms that the language first quoted in the comment above is correct and will replace the other language cited.

Comment 31: Please include a separate section addressing how NAV is calculated, including tailored disclosure of how you will value your investments, given your prior disclosure that “trades may only be executed on a matched bargain basis and prices may not be published or be readily available from an independent price source.”

Response: The valuation disclosure has been revised to be consistent with the disclosure in the registration statement of Federated Project and Trade Finance Core Fund. In particular, two changes have been made. First, the section “Determination of Net Asset Value” that is currently in the SAI has been moved to the Prospectus. Second, the following new language will be added to the SAI (where the moved disclosure used to be):

“Pricing of Fund Shares

The net asset value (NAV) of the Fund is determined as of the end of regular trading (normally, 4:00 p.m. Eastern time) each day the NYSE is open. The NAV per Share of the Fund is computed by dividing the value of the Fund's assets, less all liabilities, by the total number of Shares outstanding.

The Board has ultimate responsibility for determining the fair value of investments for which market quotations are not readily available. The Board has appointed a Valuation Committee comprised of officers of the Fund, the Adviser and certain of the Adviser's affiliated companies to assist in determining fair value and in overseeing the calculation of the NAV. The Board has also authorized the use of pricing services recommended by the Valuation Committee to provide price evaluations of the current fair value of certain investments for purposes of calculating the NAV. The fair value method may be used to value trade finance related securities or other securities.

The Board of Trustees has approved and monitors the procedures under which trade finance related securities are valued. Trade finance related securities that meet certain criteria and are deemed to have prices that are readily available and reliable are valued by an independent pricing service. Other trade finance related securities are valued at their fair value. In connection with determining the fair value of trade finance related securities, the Valuation Committee will in good faith make an assessment of fair value. The factors that may be considered by the Valuation Committee when making this assessment are: (1) the cost and/or repayment performance of the underlying trade finance security; (2) the last reported price at which the investment was traded; (3) information regarding the investment or the issuer; (4) information on the sector in which the issuer is active or the country or region where the issuer is located; (5) changes in financial conditions and business prospects disclosed in the issuer's financial statements and other reports; (6) publicly announced transactions (such as tender offers and mergers) involving the issuer; (7) comparisons to other investments or to financial indices that are correlated to the investment; (8) with respect to fixed-income investments, changes in market yields and spreads; (9) with respect to investments that have been suspended from trading, the circumstances leading to the suspension; and (10) other factors that might affect the investment's value.

The fair value of each trade finance related security is periodically reviewed and approved by the Valuation Committee and by the Board of Trustees based upon procedures approved by the Board of Trustees.

In calculating its NAV, the Fund generally values investments as follows:

■	Equity securities listed on a U.S. securities exchange or traded through the U.S. national market system are valued at their last reported sale price or official closing price in their principal exchange or market. If a price is not readily available, such equity securities are valued based upon the mean of closing bid and asked quotations from one or more dealers.
■	Other equity securities traded primarily in the United States are valued based upon the mean of closing bid and asked quotations from one or more dealers.
■	Equity securities traded primarily through securities exchanges and regulated market systems outside the United States are valued at their last reported sale price or official closing price in their principal exchange or market. These prices may be adjusted for significant events occurring after the closing of such exchanges or market systems as described below. If a price is not readily available, such equity securities are valued based upon the mean of closing bid and asked quotations from one or more dealers.
■	Fixed-income securities acquired with remaining maturities of greater than 60 days are fair valued using price evaluations provided by a pricing service approved by the Board. The methods used by pricing services to determine such price evaluations are described below. If a price evaluation from a pricing service is not readily available, such fixed-income securities are fair valued based upon price evaluations from one or more dealers.
■	Fixed-income securities and repurchase agreements acquired with remaining maturities of 60 days or less are valued at their amortized cost as described below, unless the issuer's creditworthiness is impaired or other factors indicate that amortized cost is not an accurate estimate of the investment's fair value, in which case it would be valued in the same manner as a longer-term security or repurchase agreement.
■	Futures contracts listed on exchanges are valued at their reported settlement price. Option contracts listed on exchanges are valued based upon the mean of closing bid and asked quotations reported by the exchange or from one or more futures commission merchants.
■	OTC derivative contracts are fair valued using price evaluations provided by a pricing service approved by the Board. The methods used by pricing services to determine such price evaluations are described below. If a price evaluation from a pricing service is not readily available, such derivative contracts are fair valued based upon price evaluations from one or more dealers or using a recognized pricing model for the contract.
■	Shares of mutual funds or non-exchange-traded investment companies are valued based upon their reported NAVs. The prospectuses for these mutual funds explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.

If any price, quotation, price evaluation or other pricing source is not readily available when the NAV is calculated, or if the Fund cannot obtain price evaluations from a pricing service or from more than one dealer for an investment within a reasonable period of time as set forth in the Fund's valuation policies and procedures, the Fund will use the fair value of the investment determined in accordance with the procedures described below. There can be no assurance that the Fund could purchase or sell an investment at the price used to calculate the Fund's NAV. The Fund will not use a pricing service or dealer who is an affiliated person of the Adviser to value investments.

Noninvestment assets and liabilities are valued in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The NAV calculation includes expenses, dividend income, interest income, other income and realized and unrealized investment gains and losses through the date of the calculation. Changes in holdings of investments and in the number of outstanding Shares are included in the calculation not later than the first business day following such change. Any assets or liabilities denominated in foreign currencies are converted into U.S. dollars using an exchange rate obtained from one or more currency dealers.

The Fund follows procedures that are common in the registered fund industry regarding errors made in the calculation of its NAV. This means that, generally, the Fund will not correct errors of less than one cent per Share or errors that did not result in net dilution to the Fund.

Amortized Cost Values

Under the amortized cost valuation method, an investment is valued initially at its cost as determined in accordance with GAAP. The Fund then adjusts the amount of interest income accrued each day over the term of the investment to account for any difference between the initial cost of the investment and the amount payable at its maturity. If the amount payable at maturity exceeds the initial cost (a “discount”), then the daily accrual is increased; if the initial cost exceeds the amount payable at maturity (a “premium”), then the daily accrual is decreased. The Fund adds the amount of the increase to (in the case of a discount), or subtracts the amount of the decrease from (in the case of a premium), the investment's cost each day. The Fund uses this adjusted cost to value the investment.

Fair Valuation and Significant Events Procedures

The Board has ultimate responsibility for determining the fair value of investments for which market quotations are not readily available. The Board has appointed a Valuation Committee comprised of officers of the Fund, the Adviser and certain of the Adviser's affiliated companies to assist in determining fair value and in overseeing the calculation of the NAV. The Board has also authorized the use of pricing services recommended by the Valuation Committee to provide price evaluations of the current fair value of certain investments for purposes of calculating the NAV.

Security Pricing Services

Debtdomain GLMS Pte Ltd.
Markit Group Limited

Pricing Service Valuations. Based on the recommendations of the Valuation Committee, the Board has authorized the Fund, subject to Board oversight, to use pricing services that provide daily fair value evaluations of the current value of certain investments, primarily fixed-income securities and OTC derivatives contracts. Different pricing services may provide different price evaluations for the same security because of differences in their methods of evaluating market values. Factors considered by pricing services in evaluating an investment include the yields or prices of investments of comparable quality, coupon, maturity, call rights and other potential prepayments, terms and type, reported transactions, indications as to values from dealers and general market conditions. A pricing service may find it more difficult to apply these and other factors to relatively illiquid or volatile investments, which may result in less frequent or more significant changes in the price evaluations of these investments. If a pricing service determines that it does not have sufficient information to use its standard methodology, it may evaluate an investment based on the present value of what investors can reasonably expect to receive from the issuer's operations or liquidation.

Some pricing services provide a single price evaluation reflecting the bid-side of the market for an investment (a “bid” evaluation). Other pricing services offer both bid evaluations and price evaluations indicative of a price between the prices bid and asked for the investment (a “mid” evaluation). The Fund normally uses bid evaluations for any U.S. Treasury and Agency securities, mortgage-backed securities and municipal securities. The Fund normally uses mid evaluations for any other types of fixed-income securities and any OTC derivative contracts.

Fair Valuation Procedures. The Board has established procedures for determining the fair value of investments for which price evaluations from pricing services or dealers and market quotations are not readily available. The procedures define an investment's “fair value” as the price that the Fund might reasonably expect to receive upon its current sale. The procedures assume that any sale would be made to a willing buyer in the ordinary course of trading. The procedures require consideration of factors that vary based on the type of investment and the information available. Factors that may be considered in determining an investment's fair value include: (1) the last reported price at which the investment was traded; (2) information provided by dealers or investment analysts regarding the investment or the issuer; (3) changes in financial conditions and business prospects disclosed in the issuer's financial statements and other reports; (4) publicly announced transactions (such as tender offers and mergers) involving the issuer; (5) comparisons to other investments or to financial indices that are correlated to the investment; (6) with respect to fixed-income investments, changes in market yields and spreads; (7) with respect to investments that have been suspended from trading, the circumstances leading to the suspension; and (8) other factors that might affect the investment's value.

The Valuation Committee is responsible for the day-to-day implementation of these procedures subject to Board oversight. The Valuation Committee may also authorize the use of a financial valuation model to determine the fair value of a specific type of investment. The Board periodically reviews and approves the fair valuations made by the Valuation Committee and any changes made to the procedures.

Using fair value to price investments may result in a value that is different from an investment's most recent closing price and from the prices used by other registered funds to calculate their NAVs. The application of the fair value procedures to an investment represent a good faith determination of an investment's fair value. There can be no assurance that the Fund could obtain the fair value assigned to an investment if it sold the investment at approximately the time at which the Fund determines its NAV per share.

Significant Events. The Board has adopted procedures requiring an investment to be priced at its fair value whenever the Adviser determines that a significant event affecting the value of the investment has occurred between the time as of which the price of the investment would otherwise be determined and the time as of which the NAV is computed. An event is considered significant if there is both an affirmative expectation that the investment's value will change in response to the event and a reasonable basis for quantifying the resulting change in value. Examples of significant events that may occur after the close of the principal market on which a security is traded, or the time of a price evaluation provided by a pricing service or a dealer, include:

■	With respect to securities traded principally in foreign markets, significant trends in U.S. equity markets or in the trading of foreign securities index futures contracts;
■	Political or other developments affecting the economy or markets in which an issuer conducts its operations or its securities are traded; and
■	Announcements concerning matters such as acquisitions, recapitalizations or litigation developments, or a natural disaster affecting the issuer's operations or regulatory changes or market developments affecting the issuer's industry.

The Board has adopted procedures whereby the Valuation Committee uses a pricing service to determine the fair value of equity securities traded principally in foreign markets when the Adviser determines that there has been a significant trend in the U.S. equity markets or in index futures trading. The pricing service uses models that correlate changes between the closing and opening price of equity securities traded primarily in non-U.S. markets to changes in prices in U.S.-traded securities and derivative contracts. The pricing service seeks to employ the model that provides the most significant correlation based on a periodic review of the results. The model uses the correlation to adjust the reported closing price of a foreign equity security based on information available up to the close of the NYSE.

For other significant events, the Fund may seek to obtain more current quotations or price evaluations from alternative pricing sources. If a reliable alternative pricing source is not available, the fair value of the investment is determined using the methods discussed above in “Fair Valuation Procedures.” The Board has ultimate responsibility for any fair valuations made in response to a significant event.”

Repurchase of Shares, page 27

Comment 32: The disclosure on page 27 appears to track Rule 23c-3 for interval funds with some exceptions. For example, we note you do not have a fundamental policy meeting the requirements of 23c-3(b)(2)(i) and do not address how the repurchase pricing date is determined. If you intend to operate as an interval fund, please revise your disclosure consistent with the rule. If you do not intend to be an interval fund, please highlight the fact in your summary, clarify the potential that you may not repurchase shares, and are not obligated to do so despite the disclosure addressing share repurchases. Also, please tell us what rules, if any, you will rely on when conducting share repurchases.

Response: Supplementally, the Fund confirms that it is not an interval fund relying on Rule 23c-3. Instead, it is a continuously offered tender offer fund that offers investors liquidity pursuant to periodic (typically quarterly) repurchase offers at the discretion of the Board. In response to the Staff’s comment, as noted in response to Comment 9, the Fund has added disclosure in the section labeled “THE OFFERING” in the Summary section of the Prospectus to clarify the potential that, as disclosed in various places throughout the Prospectus, the Fund may not repurchase shares and is not obligated to do so despite the disclosure addressing share repurchases. Supplementally, the Fund notes that, like other continuously offered closed-end funds, the Fund must follow Schedule TO and other procedures (as summarized in the Registration Statement) for conducting tender offers.

Comment 33: We note your statement that you do not expect to distribute securities in kind except in unusual circumstances, such as the unlikely event that you do not have sufficient cash to pay for repurchased shares. If you are relying on Rule 23c-3, please acknowledge the requirements of Rule 23c-3(b)(10) with respect to asset liquidity.

Response: Supplementally, the Fund confirms that it is not an interval fund relying on Rule 23c-3.

Comment 34: We note your statement that you will generally pay the value of repurchased shares within 3 business days of the valuation date but the amount is subject to adjustment after the completion of your annual audit. Please tell us why these adjustments are necessary and how they will be implemented. In this respect, if you are unable to reliably value your investments for purposes of calculating a NAV, explain why registration is appropriate.

Response: The Registrant reviewed its disclosure and will delete the following sentence from the section “Repurchase Procedures”: “This amount will be subject to adjustment promptly after completion of the annual audit of the Fund’s financial statements for the fiscal year in which the repurchase is effected.”

Distribution Arrangements, page 29

Comment 35: We note you have established an escrow for the benefit of investors to hold funds prior to the purchase of Fund shares. Your disclosure indicates interest earned will be paid to the Fund. Prior to the purchase of shares, the funds in escrow belong to shareholders. Please clarify the meaning of this statement and confirm that any interest will be credited toward the purchase of shares.

Response: The Registrant confirms that funds sent early during the 30-day lead time for purchases will be held in escrow and will not earn interest. The disclosure in that paragraph has been revised as follows:

Funds held in the escrow account will not earn interest. ~~may be invested in high quality, short-term investments, and any interest earned on the funds will be paid to the Fund on the date Shares are issued. The full amount of an investment is payable in federal funds, which, generally, must be received by the Distributor not later than [four (4) business] days prior to the beginning of a month if payment is sent by wire or via NSCC.~~

Statement of Additional Information

Asset Segregation, page 6

Comment 36: You disclose that you may invest in transactions involving total return swaps. When you engage in total return swaps you must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note the Commission has issued a concept release and proposed rulemaking addressing issues related to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See, e.g., Investment Company Act Release No.31933 (Dec. 11, 2015). Please be aware that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the matter in which the Fund operates.

Response: The Fund respectfully acknowledges the Staff’s comment and the potential for future Staff guidance related to derivatives and leverage, including guidance on coverage requirements. The Fund respectfully notes that any investments in Total Return Swaps would not be a principal investment strategy. Accordingly, the Fund provides appropriate “Asset Segregation” disclosure in the SAI, which states that the Fund will “set aside” liquid assets, or engage in other SEC-approved measures while these and other derivative contracts are open.

Investment Limitation, page 10

Comment 37: Please revise your concentration-related investment limitation to reference industry or group of industries, as requested by the form.

Response: The Fund’s concentration limitation will be revised to read as follows: “The Fund will not make investments that will result in the concentration of its investments in the securities of issuers primarily engaged in the same industry or group of industries. For purposes of this restriction, the term concentration has the meaning set forth in the 1940 Act, any rule or order thereunder, or any Staff interpretation thereof. Government securities and municipal securities will not be deemed to constitute an industry.”

Management of the Fund, page 12

Comment 38: Please clarify your table to indicate that you present other directorships held for the past five years.

Response: The Registrant will incorporate all required disclosure for the full Board of Trustees which was appointed at the August 2016 Board Meeting.

Investment Advisory and Other Services, page 18

Comment 39: On page 18 of the SAI you indicate the Adviser will be paid a fee of .50% of your average daily net assets. On page 23 of the prospectus you indicate the fee is based on managed assets. Please ensure your disclosure is internally consistent and reconciles to the advisory agreement your board approves.

Response: The Registrant will revise the Prospectus disclosure to match the correct disclosure in the SAI that the advisory fee will be based on average daily net assets.

Comment 40: Please revise your discussion to address other material provisions of your investment advisory agreement such as renewals and terminations.

Response: The Registrant will add the following language to the “Investment Adviser” sub-section: “The Advisory Agreement has an initial term of two years, and may continue thereafter so long as such continuance is specifically approved at least annually by a majority of the Board and a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”). The Fund or the Adviser may terminate the Advisory Agreement at any time without penalty on 60 days’ written notice to the other party. Material amendments to the Advisory Agreement require shareholder approval.”

Determination of Net Asset Value, page 22

Comment 41: On page 23 you indicate the pricing services you may use base their evaluations “on indications of values from banks that make project and trade finance loans, weighted based on the accuracy of their historical indications and other factors … [and you] may hold securities that are valued based on the basis of prices provided from a single pricing source, including dealers from whom the securities were purchased.” Please provide enhanced valuation risk disclosure that includes this language and tell us why you believe you will be able to reliably calculate NAV.

Response: Supplementally, based on the investment adviser’s experience with Federated Project and Trade Finance Core Fund, the Fund believes it will be able to reliably calculate NAV. In addition, in response to the Staff’s comment, the following language, which is currently included in the registration statement of Federated Project and Trade Finance Core Fund, will be added to the Prospectus:

The pricing service bases their evaluations for the majority of Fund investments on indications of values from banks that make project and trade finance loans, weighted based on the accuracy of their historical indications and other factors to arrive at a price evaluation. Factors considered by pricing services in evaluating an investment include the yields or prices of investments of comparable quality, coupon, maturity, call rights and other potential prepayments, terms and type, reported transactions, indications as to values from dealers and general market conditions. The Fund may hold securities that are valued on the basis of prices provided by a single pricing source, including dealers from whom the securities were purchased. These securities may be less liquid and the price realized upon a sale may be different than the price used to value the security.

Although the factors on which pricing services base their evaluations generally consist of observable inputs, certain fixed-income securities, such as trade finance agreements, are typically held to maturity by investors and therefore do not trade on a consistent basis. Accordingly, pricing services frequently cannot rely on executed trade prices to support their evaluations of these securities and must necessarily rely more heavily on unobservable inputs. In such circumstances, the Fund may classify securities as having a Level 3 valuation due to a lack of observable market transactions.

Some pricing services provide a single price evaluation reflecting the bid-side of the market for an investment (a "bid" evaluation). Other pricing services offer both bid evaluations and price evaluations indicative of a price between the prices bid and asked for the investment (a "mid" evaluation). The Fund normally uses bid evaluations for any U.S. Treasury and Agency securities, mortgage-backed securities and municipal securities. The Fund normally uses mid evaluations for any other types of fixed-income securities and any OTC derivative contracts. In the event that market quotations and price evaluations are not available for an investment, the fair value of the investment is determined in accordance with procedures adopted by the Trustees.

The Trustees also have adopted procedures requiring an investment to be priced at its fair value whenever the Adviser determines that a significant event affecting the value of the investment has occurred between the time as of which the price of the investment would otherwise be determined and the time as of which the NAV is computed. An event is considered significant if there is both an affirmative expectation that the investment's value will change in response to the event and a reasonable basis for quantifying the resulting change in value. Examples of significant events that may occur after the close of the principal market on which a security is traded, or after the time of a price evaluation provided by a pricing service or a dealer, include:

With respect to securities traded principally in foreign markets, significant trends in U.S. equity markets or in the trading of foreign securities index futures contracts;

Political or other developments affecting the economy or markets in which an issuer conducts its operations or its securities are traded;

Announcements concerning matters such as acquisitions, recapitalizations, litigation developments, or a natural disaster affecting the issuer's operations or regulatory changes or market developments affecting the issuer's industry.

The Trustees have adopted procedures whereby the Valuation Committee uses a pricing service to determine the fair value of equity securities traded principally in foreign markets when the Adviser determines that there has been a significant trend in the U.S. equity markets or in index futures trading. For other significant events, the Fund may seek to obtain more current quotations or price evaluations from alternative pricing sources. If a reliable alternative pricing source is not available, the Fund will determine the fair value of the investment in accordance with the fair valuation procedures approved by the Trustees. The Trustees have ultimate responsibility for any fair valuations made in response to a significant event.

Taxes, page 24

Comment 42: We note your statement that the discussion of federal income tax matters “is based on the advice of K&L Gates LLP.” Please advise whether this disclosure will be covered by a consent from that firm; if not, please explain why Rule 436 does not require one.

Response: Upon further review, the reference to K&L Gates LLP was removed, and the revised disclosure now conforms to the disclosure used throughout the Federated Fund Complex.

Custodian, page 33

Comment 43: In an October 13, 2015 interview available at http://www.txfnews.com/News/Article/5303/Trade-finance-as-an-asset-class, Bob Kowit, a member of your adviser’s trade finance team observed that, at least initially, none of the major custodians could settle or safe-keep a trade finance transaction. Please advise us about your plans for complying with Section 17(f) of the Investment Company Act with respect to custody and safe-keeping assets.

Response: The Fund believes that it will be able to comply with the requirements of Section 17(f) of the 1940 Act. The cited comments referred to difficulties in the market that existed prior to 2009. Since then, the Adviser has managed the Federated Project and Trade Finance Core Fund in compliance with applicable law, including custody requirements under the 1940 Act. The custodian for the Fund will be the same reputable custodian as the one for the Federated Project and Trade Finance Core Fund.

Part C

Item 25 Financial Statements and Exhibits

Comment 44: We note that you have not filed several exhibits required by Form N-2. We review and frequently comment upon these exhibits. Please plan accordingly.

Response: The Registrant confirms that it will file such exhibits prior to the effectiveness of the Registration Statement.

Item 34 Undertakings

Comment 45: Please tell us why the first undertaking is not applicable or revise.

Response: Supplementally, because the Fund is a continuously offered closed-end fund offering securities in reliance on Rule 415 under the Securities Act or 1933, in accordance with Rule 415(a)(3), the Fund has furnished the undertakings required by Item 34.4 of Form N-2. Under Rule 415(a)(3), the Fund is not required to furnish the undertakings in Item 34.1. Furthermore, the Fund believes that the undertakings furnished by the Fund are consistent with the industry practice of other continuously offered closed-end tender offer funds.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (412) 288-4429.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Senior Paralegal